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EXHIBIT 4.216

TransCanada PipeLines Limited 450 - 1st Street S.W. Calgary, Alberta, Canada T2P 5H1

Dear Shareholder:

At the Annual and Special Meeting of shareholders on April 25, 2003, the Board of Directors will be asking common shareholders to vote on a proposal to change the corporate structure of TransCanada PipeLines Limited.

Under the proposal, a new holding company — TransCanada Corporation — will be created to become the parent of TransCanada PipeLines Limited. This new structure will give the company greater flexibility to implement its strategies for growth and value creation, including the extent of our participation in projects such as a pipeline from the North. The change will have no impact on our day-to-day operations.

This set of questions and answers accompanies the detailed information that is provided on pages 32-46 in the Proxy Circular.

If you require any further information, please e-mail us at investor_ relations@transcanada.com or call us toll free at 1.800.361.6522

Richard F. Haskayne Chairman of the Board	Harold N. Kvisle President and CEO

The following is a brief overview of the contents of the Proxy Circular and is provided for convenience of reference only. This guide should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in the body of the Proxy Circular including the schedules thereto. Unless otherwise defined herein, capitalized terms when used in this Proxy Circular have the meaning given to them in the Glossary of Terms annexed as Schedule "G" to the Proxy Circular.

TRANSCANADA CORPORATION Q&A

Creating TransCanada Corporation

What it means for you

•	Common shareholders of TransCanada PipeLines Limited will automatically become common shareholders of TransCanada Corporation
•	Each TransCanada PipeLines Limited common share will be recognized as one TransCanada Corporation common share
•	TransCanada Corporation shares will be publicly traded and listed on the TSX and the NYSE
•	Common shareholders do not need to take any action — your TransCanada PipeLines Limited shares will automatically be exchanged as TransCanada Corporation shares

Q. What do I have to do to get my common shares of TransCanada Corporation?

If the proposal is approved, the existing certificates for TransCanada PipeLines Limited common shares will be recognized as representing the corresponding common shares of TransCanada Corporation. It will not be necessary for shareholders to exchange their share certificates.

Similarly, shareholders who hold their common shares through a broker do not need to take any action. Your common shares will automatically be recognized as TransCanada Corporation shares.

Q. Will there be any change in the way dividends will be paid and received?

No. The declaration and payment of dividends will still be at the discretion of the Board of Directors.

Q. I am a participant in the dividend reinvestment plan. Will this plan continue to be available?

Yes. TransCanada Corporation will have a dividend reinvestment plan for common shareholders. This plan will allow reinvestment of dividends received on TransCanada Corporation common shares in the same manner as the TransCanada PipeLines Limited plan. You do not need to take any action to continue to participate in the dividend reinvestment plan.

If the plan is approved, all shareholders will receive a letter providing additional information on the TransCanada Corporation dividend reinvestment plan.

Q. Will preferred shareholders receive new shares in TransCanada Corporation?

No. Only the common shares of TransCanada PipeLines Limited will become common shares of TransCanada Corporation. Existing preferred shareholders will remain preferred shareholders of TransCanada PipeLines Limited.

Q. Will I have to pay any tax on the transaction?

Generally speaking, no gain or loss will be recognized for income tax purposes. More detailed information is provided in the Proxy Circular. If you have any additional questions, we recommend you consult your personal tax or financial advisor.

Information related to the tax implications for institutional shareholders is included in the Proxy Circular.

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What it means for the company

•	TransCanada Corporation will own all of the outstanding common shares of TransCanada PipeLines Limited
•	Common shareholders of TransCanada PipeLines Limited will become common shareholders of the publicly traded TransCanada Corporation
•	The assets and liabilities of TransCanada PipeLines Limited will remain with TransCanada PipeLines Limited
•	The change will not impact TransCanada PipeLines Limited's day-to-day operations, services or obligations
Current Corporate Structure:

Proposed Corporate Structure:

Q. What is the rationale for this change?

The rationale for this change is two — fold: to address certain restrictions contained in the terms and conditions of the company's debt, and to provide the company with greater flexibility in how it holds its assets in the future.

Some of the company's trust indentures have a covenant, or restriction, that effectively sets a limit on how much TransCanada PipeLines Limited can invest in certain types of assets. If the company exceeds this limit, it would be prohibited from paying dividends. While TransCanada PipeLines Limited presently has significant capacity to invest in assets, many of the types of restricted assets are in businesses the company has targeted for future growth.

For example:

•	The covenant allows for investment in natural gas-fired power generation, but restricts investment in power generated from other sources such as low-cost hydroelectric or biomass.
•
The covenant may constrain investments of any kind, including investment in natural gas pipelines, if we share control of those investments with partners. Many opportunities for the expansion of our pipeline business may require partners — for example, new pipelines from the North as well as the potential for investment in existing pipelines in the United States.
•	The covenant could restrict us from buying all of a pipeline in the U.S. if that pipeline is required by its U.S. regulator to borrow from third parties.

Under the proposed holding company structure, TransCanada PipeLines Limited will continue to hold its existing assets and be subject to its existing liabilities, including liabilities to holders of its debt under its trust indentures. TransCanada Corporation would be the company that common shareholders would own and it would be the Board of TransCanada Corporation that would declare common share dividends. TransCanada Corporation

TRANSCANADA CORPORATION Q&A    3

would not be bound by the covenant contained in the trust indentures of TransCanada PipeLines Limited.

Q. Couldn't you just remove the covenant?

We explored a number of alternatives to address the potential constraints imposed by the covenant. In the summer of 2002, we approached the Canadian holders of TransCanada PipeLines Limited's debt with a proposal to eliminate the covenant. While almost two-thirds of debt holders who voted were in favour of the proposal, we did not obtain the required consent of holders of 75 per cent of the principal amount of these securities to make this change.

Q. Why did the lenders put the covenant in place?

We believe the covenant was put into place (in the early 1980s) to address a set of concerns that were unique to TransCanada PipeLines Limited at that time. We are not aware of any other large Canadian company that is subject to similar restrictions.

When the covenant was first put into place, Dome Petroleum held a significant equity stake in TransCanada PipeLines Limited. At the time, TransCanada PipeLines Limited made many investments in Dome's businesses. For example, the company owned minority stakes in a number of Dome's oil and gas fields. We believe that lenders were concerned about these investments and put the covenant in place to restrict them. They may have also wanted to restrict TransCanada PipeLines Limited to the oil and gas businesses that it was in at the time.

Much has changed in the past twenty years. TransCanada PipeLines Limited is now widely held — no one person or group holds a significant block of shares. The reasons for the covenant are no longer applicable but the terms and conditions remain. Today, those terms and conditions could place significant restrictions on our ability to implement our strategies for growth and value creation in our core businesses of natural gas transmission and power.

Q. Won't the holding company structure allow you to pursue riskier ventures?

One of the concerns we have with the existing covenant is that it could prevent us from investing in a number of low-risk ventures that fit within our core strategies. Examples of these include regulated pipelines in the U.S. and low-cost hydroelectric generation. On the other hand, the existing covenant does allow many risky ventures, for example oil and gas exploration or petrochemicals manufacturing. By moving to a holding company structure, we'll be better positioned to pursue our existing strategies in natural gas transmission and power.

Q. Will this change open the door to new lines of business (outside of pipe and power)?

We are committed to the strategic direction we've pursued over the past three years and that we discuss in this year's annual report. We presently do not have any plans for significant change in our business, operations or assets.

Q. What happens if the proposal is not approved by shareholders?

The Board is unanimously recommending that all common shareholders vote in favour of this resolution as it is in the best interests of the company and is fair to all shareholders. If the proposal is not approved, the Board will need to examine other alternatives to allow the company to pursue its plans for the future.

Q. Will there be any changes for employees?

This is purely a legal change in our corporate structure and has no impact on our day-to-day operations or our employees. All of the existing employees of TransCanada will continue to be employed by TransCanada PipeLines Limited. The new company, TransCanada Corporation, will not have any employees. The management and Board of TransCanada PipeLines Limited will also manage TransCanada Corporation.

Q. Will the Board and Management be paid more for serving two companies?

No additional compensation will be paid to either the directors or management for their dual roles in TransCanada Corporation and TransCanada PipeLines Limited.

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